EXHIBIT 99.2

Valneva Announces Termination of Liquidity Contract with Oddo BHF and Natixis and Publishes End of Contract Statement

Saint-Herblain (France), June 11, 2021 – Valneva SE (“Valneva” or “the Company”), a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need, announces today that it has terminated the liquidity agreement relating to its ordinary shares concluded with Oddo BHF and Natixis on June 25, 2018, as the liquidity of the Company’s securities has improved. The termination is effective as of today.

The following assets were booked on the liquidity account on the termination date:

  4 025 Valneva shares
  €556,103.17 in cash

From January 1, 2021 to June 11, 2021 the following transactions were executed:

  297 buy-side transactions
  408 sell-side transactions

During the same period, the traded volume represented:

  Buy-side traded volume: 102,749 shares for €954,024.57
  Sell-side traded volume: 120,724 shares for €1,162,906.31

As a reminder, for the previous half-year statement at December 31 2020, the following assets appeared on the liquidity account:

  22,000 shares
  €347,221.43 euros

Moreover, the following resources were allocated to the liquidity account when the liquidity contract was implemented beginning July 2, 2018:

  78,992 Valneva shares
  €70,609.98 in cash

About Valneva SE
Valneva is a specialty vaccine company focused on the development and commercialization of prophylactic vaccines for infectious diseases with significant unmet medical need. We take a highly specialized and targeted approach to vaccine development, beginning with the identification of deadly and debilitating infectious diseases that lack a prophylactic vaccine solution and for which there are limited therapeutic treatment options. We then apply our deep understanding of vaccine science, including our expertise across multiple vaccine modalities, as well as our established vaccine development capabilities, to develop prophylactic vaccines to address these diseases. We have leveraged our expertise and capabilities both to successfully commercialize two vaccines and to rapidly advance a broad range of vaccine candidates into and through the clinic, including candidates against Lyme disease, the chikungunya virus and COVID-19.

Valneva Investor and Media Contact
Laetitia Bachelot-Fontaine
Director Investor Relations & Corporate Communications
M +33 (0)6 4516 7099
investors@valneva.com